Exhibit 12.1
Apartment Investment and Management Company
Ratios of Earnings to Fixed Charges
(in thousands)

	Three Months Ended	Year Ended December 31,
	March 31, 2011	2010	2009	2008	2007	2006
Earnings:
Loss from continuing operations before taxes and income or loss from equity investees	$(31,464)	$(161,210)	$(207,727)	$(168,099)	$(63,758)	$(48,544)
Add:
Fixed charges	81,623	331,332	331,498	346,796	340,207	303,975
Amortization of capitalized interest	3,639	14,430	13,936	12,840	9,921	6,003
Distributed income of equity investees	108	1,231	4,893	14,619	4,239	3,578
Subtract:
Capitalized interest	(3,076)	(11,584)	(10,098)	(24,306)	(29,036)	(23,288)
Preferred OP Unit distributions	(1,671)	(4,964)	(6,288)	(7,646)	(7,128)	(7,153)

Total earnings (A)	$49,160	$169,234	$126,215	$174,204	$254,446	$234,571

Fixed charges:
Interest expense	$76,381	$312,576	$312,534	$311,448	$300,775	$270,581
Estimate of interest within rental expense	495	2,208	2,578	3,396	3,268	2,953
Capitalized interest	3,076	11,584	10,098	24,306	29,036	23,288
Preferred OP Unit distributions	1,671	4,964	6,288	7,646	7,128	7,153

Total fixed charges (B)	$81,623	$331,332	$331,498	$346,796	$340,207	$303,975

Preferred stock dividends	$12,456	$52,079	$52,215	$55,190	$63,381	$74,284
Redemption related preferred issuance costs	232	1,511	(1,649)	(1,482)	2,635	6,848

Total preferred stock dividends	$12,688	$53,590	$50,566	$53,708	$66,016	$81,132

Total fixed charges and preferred stock dividends (C)	$94,311	$384,922	$382,064	$400,504	$406,223	$385,107

Ratio of earnings to fixed charges (A divided by B)	(1)	(1)	(1)	(1)	(1)	(1)

Ratio of earnings to fixed charges and preferred stock dividends (A divided by C)	(2)	(2)	(2)	(2)	(2)	(2)

(1)	During the three months ended March 31, 2011, earnings were insufficient to cover fixed charges by $32.5 million. During the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006, earnings were insufficient to cover fixed charges by $162.1 million, $205.3 million, $172.6 million, $85.8 million and $69.4 million, respectively.

(2)	During the three months ended March 31, 2011, earnings were insufficient to cover fixed charges and preferred stock dividends by $45.2 million. During the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006, earnings were insufficient to cover fixed charges and preferred stock dividends by $215.7 million, $255.8 million, $226.3 million, $151.8 million and $150.5 million, respectively.